Mail Stop 4561

								October 11, 2005

Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
      Amendment No. 7 to Registration Statement on Form SB-2
Filed on September 30, 2005
	File No. 333-122820

Dear Mr. Schellhammer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that, according to the Form 8-K filed by Patient InfoSystems ("PATY") related to its merger with CCS, PATY will issue up to 13 million shares of ACS common stock to its stockholders and that "it may retain up to 1 million shares which it may sell into the market." The SB-2 currently registers only 11 million shares and specifically identifies PATY as a selling stockholder holding 1 million shares. Please revise the registration statement, as necessary, to register additional shares to be issued or to remove PATY as a selling stockholder should it choose not to retain shares of ACS.

Recent Developments, page 2
2. In light of the definitive agreement for merger between Patient Infosystems and CCS Consolidated, Inc. ("Careguide") and the intention of Patient Infosystems to sell its holdings in American Caresource Holdings, Inc. prior to December 31, 2005, please update your interim financial statements to disclose these recent developments within your subsequent events footnote.

Part II

Item 26.  Recent Sales of Unregistered Securities, page II-2
3. We reissue comment 5 in part.  Please break out your disclosure to
discuss the specific issuances made to each individual, including the
dates of the issuances.  In addition, please disclose the
exemption
from registration you relied upon in each issuance, including the facts necessary to support your claim. In connection with this, please provide us with an analysis as to why the warrants issued while the SB-2 was on file should not be integrated with this public offering under Black Box Incorporated (June 26, 1990) and
Squadron,
Ellenoff, Plesant & Lehrer (February 28, 1992).   Refer to Item
701
of Regulation S-B.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP

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Wayne A. Schellhammer
American Caresource Holdings, Inc
October 11, 2005
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